Exhibit 99.1

Sinovac Raises $86.73 Million Through Private Placement Transaction

•	Vivo Capital and Advantech Capital Each Hold an Approximately 8.3% Stake in Sinovac After the Private Placement Transaction
•	Proceeds Will Be Used to Fund Improvement and Construction of Facilities for R&D Relating to Quality Control and Production of New Vaccines Projects
•	Sinovac’s Board of Directors Terminates the Amalgamation Agreement to Take the Company Private

BEIJING, July 3, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac" or the "Company"), a leading provider of biopharmaceutical products in China, today announced that it has completed a private placement of its common shares (a “private investment in public equity,” or “PIPE”) with private investors Vivo Capital and Advantech Capital. Sinovac will receive gross proceeds of $86.73 million. The proceeds will be used to increase the Company’s capabilities in research relating to quality control and to build additional production facilities to support the development and commercialization of sIPV-based combination vaccine and other new vaccine projects. It also will help Sinovac meet the growing demand for vaccines in China driven by loosening family planning policies, an aging population and an increasing awareness of vaccines, as well as increased global vaccine market demand for combination vaccines that aim to reduce risks associated with administration.

The Company also today announced the termination of the Amalgamation Agreement to take the Company private, previously entered into on June 26, 2017, with Sinovac (Cayman) Limited ("Parent") and Sinovac Amalgamation Sub Limited, a wholly owned subsidiary of Parent. The decision to terminate the going-private transaction was reached by Sinovac’s Board of Directors based on the recommendation of the independent special committee of directors formed to review the proposal.

“This PIPE transaction will improve Sinovac’s capability to continue its mission of researching, developing, manufacturing and commercializing vaccines that protect against human infectious diseases,” said Mr. Weidong Yin, Chairman, President and CEO of Sinovac. “With vaccine demand increasing and recognizing that the going-private transaction may not complete, the Board worked with management and the Board’s external financial and legal advisors to review the Company’s standalone business plan. The Board concluded that this transaction is in the best interests of the Company and its shareholders. We are confident that the facilities enabled by this capital investment will create value for all shareholders and lead to solutions that address the significant unmet medical need for vaccines in China and globally.”

Vivo Capital and Advantech Capital each received a total of 5.9 million Sinovac common shares for $7.35 per share, representing an aggregate of approximately 19.9% of the outstanding shares of Sinovac immediately before the share issuance, and representing 16.6% of the outstanding shares of Sinovac after the share issuance. Under the terms of the transaction, the new investors have the right to appoint a designee to the Sinovac’s Board of Directors, expanding the Board by one member. The transaction has been unanimously approved by the Company’s Board of Directors.

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Mr. Shan Fu, Managing Partner at Vivo Capital since 2013, joined Sinovac’s Board of Directors. Prior to joining Vivo, Mr. Fu was Senior Managing Director in the Private Equity group and the Chief Representative of Blackstone’s Beijing Office. Additionally, Mr. Fu’s qualifications include experience in the Department of Foreign Investment in China’s National Development and Reform Commission, the State Economic and Trade Commission, the Office of Economic and Trade in State Council, and the Office of Production in State Council.

Now that funding is secured, the Company is commencing plans for new production and research facilities to support the development and commercialization of sIPV-based combination vaccine and other new vaccine projects. According to the World Health Organization, when it comes to administering vaccines to children, the key advantage of administering several vaccines at once is fewer clinic visits, which saves time and money. Also, when a combined vaccination is possible (e.g. for diphtheria, pertussis and tetanus), it results in fewer injections and reduces discomfort for the child. The Company is committed to developing additional vaccines that will enhance health in China and around the world, all while creating shareholder value.

Houlihan Lokey served as financial advisor, and Latham & Watkins LLP serves as legal advisor, to the Company in connection with the PIPE transaction.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please refer to the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

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Investor Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR

Bill Zima

Tel: +1-646-308-1707

Email: william.zima@icrinc.com

Media Contact:

Abernathy MacGregor

Sheila Ennis

Tel: +1-415-745-3294

Email: sbe@abmac.com

China Media Contact:

ICR

Edmond Lococo

Tel: +86-10-6583-7510

Email: Edmond.Lococo@icrinc.com

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